Exhibit 99.1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

23 December 2020

Update regarding ASIC's AUSTRAC-related investigation

Following the civil proceedings commenced by AUSTRAC in the Federal Court of Australia on 20 November 2019, ASIC commenced an investigation into matters related to the AUSTRAC proceedings. APRA also commenced an investigation into matters related to the AUSTRAC proceedings and potential contraventions of the Banking Act 1959 (Cth) (including the Banking Executive Accountability Regime) and subsequently delegated certain enforcement powers to ASIC in connection with its investigation.

ASIC has today informed Westpac that it has concluded the investigation and that it does not intend to take any enforcement action against Westpac or any individuals in connection with the investigation.

For further information:

David Lording
Group Head of Media Relations
0419 683 411

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141